SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(D)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 5)

FACET BIOTECH CORPORATION
(Name of Subject Company)

FACET BIOTECH CORPORATION
(Names of Person(s) Filing Statement)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

30303Q103
(CUSIP Number of Class of Securities)

Francis Sarena
Vice President, General Counsel and Secretary
1500 Seaport Boulevard
Redwood City, CA 94063
(650) 454-1000
(Name, Address and Telephone Number of Person Authorized to Receive

Notice and Communications on Behalf of the Person(s) Filing Statement)

Copies To:

Richard Capelouto

Kirsten Jensen

Robert Spatt

Simpson Thacher & Bartlett LLP

2550 Hanover Street

Palo Alto, CA 94304

(650) 251-5000

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment

This Amendment No. 5 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (“SEC”) on October 1, 2009 (together with the exhibits thereto and as amended and supplemented from time to time, the “Statement”) by Facet Biotech Corporation, a Delaware corporation (the “Company”), relating to the unsolicited tender offer by FBC Acquisition Corp. (“Purchaser”), a Delaware corporation and wholly owned subsidiary of Biogen Idec Inc. (“Biogen Idec”), to purchase all outstanding shares of common stock of the Company, par value $.01 per share (“Common Stock”), including the associated rights to purchase shares of Series A Preferred Stock (“Rights”, and together with the outstanding shares of Common Stock, the “Shares”) upon the terms and subject to the conditions set forth in the Purchaser’s Tender Offer Statement on Schedule TO (together with the exhibits thereto, the “Schedule TO”), initially filed by Purchaser with the SEC on September 21, 2009.   The value of the consideration offered pursuant to the Schedule TO prior to any amendment thereof, together with all of the terms and conditions applicable to the tender offer, is referred to in this Statement as the “Offer” or the “Original Offer”.  Unless otherwise indicated, all terms used herein but not defined shall have the meanings ascribed to them in the Statement.

Item 2.  Identity and Background of Filing Person

Item 2 of the Statement is hereby amended by deleting the last sentence of the first paragraph under the heading “Tender Offer”.  Item 2 of the Statement is hereby further amended and supplemented by inserting the following new paragraph immediately after the first paragraph under the heading “Tender Offer”:

On December 3, 2009, Biogen Idec issued a press release announcing that Purchaser was amending the Offer by increasing the price to be paid per Share to $17.50 (the “Revised Offer”).  On December 3, 2009, Biogen Idec filed Amendment No. 4 to the Schedule TO, which amended and supplemented the Schedule TO to reflect the Revised Offer.  The value of the consideration offered pursuant to the Schedule TO prior to such amendment thereof, together with all of the terms and conditions applicable to the tender offer, is referred to in this Statement as the “Offer” or the “Original Offer”.

Item 4.  The Solicitation or Recommendation

Item 4 of the Statement is hereby amended and supplemented by amending and restating in their entirety the first two paragraphs under the heading “Solicitation/Recommendation”:

Previously, after consideration including review of the terms and conditions of the Original Offer in consultation with the Company’s financial and legal advisors, the full Board, by unanimous vote at a meeting on September 30, 2009, determined that the Original Offer was inadequate to the Company’s stockholders and that the Original Offer was not in the best interests of the Company’s stockholders.  Accordingly, for the reasons described in more detail below, the Board unanimously recommended that the Company’s stockholders reject the Original Offer and not tender their Shares to Purchaser pursuant to the Original Offer.

In response to the Revised Offer, the Board, consistent with its fiduciary duties and in consultation with the Company’s financial and legal advisors, will review the terms and make its recommendation to the Company’s stockholders with respect to the Revised Offer.  Accordingly, the Company urges the Company’s stockholders NOT to tender any Shares into the Revised Offer at this time pending the Board’s recommendation.

Item 9.  Materials to Be Filed as Exhibits

Item 9 of the Statement is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Document

(a)(11)	Press Release issued by Facet Biotech on December 3, 2009.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FACET BIOTECH CORPORATION

By:	/s/ FRANCIS SARENA
Name:	Francis Sarena
Title:	Vice President, General Counsel and Secretary

Dated:	December 3, 2009